Exhibit 99(a)(1)(i)

Offer to Purchase for Cash

Up To 22,674,401 Shares of Class B-1 Common Stock

At a Price of $15.00 per Share

THE OFFER AND YOUR RIGHT TO WITHDRAW WILL EXPIRE AT 5:00 P.M. (NEW YORK

CITY TIME) ON MONDAY, NOVEMBER 3, 2003, UNLESS THE OFFER IS EXTENDED.

We are hereby offering to purchase up to 22,674,401 shares of our class B-1 common stock at a price of $15.00 per share, net to the seller in cash, without interest. Our offer is subject to the terms and conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. We refer to this Offer to Purchase and the related Letter of Transmittal, together with any amendments or supplements, as the “tender offer” or the “offer.” In this offer, we use the terms “we,” “us,” and “our,” to refer to Journal Communications, Inc. (formerly known as The Journal Company).

We are offering to purchase a total of approximately 33% of the aggregate number of shares of class B common stock outstanding at the expiration of the offer (not including shares owned by the Grant family shareholders or shares owned by The Journal Company, our wholly owned subsidiary), all of which must consist solely of class B-1 shares. You may tender up to 50% of the aggregate number of shares of class B common stock you hold, all of which must consist solely of class B-1 shares; but if the tender offer is fully subscribed, we will accept no more than 33% of each class B shareholder’s aggregate number of shares of class B common stock.

The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to certain other conditions. See Section 6.

The class B common stock is not listed on any stock exchange or quoted on any organized over-the-counter market. Our class A common stock, into which the class B common stock is convertible following certain restrictive periods and after first offering to sell it under the procedures set forth in our articles of incorporation, is listed on the New York Stock Exchange under the symbol “JRN.” On October 1, 2003, the reported closing price of our class A common stock on the NYSE was $16.74 per share. You should obtain a current market quotation for the class A common stock before tendering any of your shares of class B-1 common stock.

Our board of directors has approved this offer. However, neither we, our board of directors nor Wachovia Bank, N.A. (which will act as the Information Agent and the Depositary for this offer) is making any recommendation whether you should tender or not tender your shares. You must make your own decision whether to tender your shares and, if so, how many shares to tender.

The date of this Offer to Purchase is October 3, 2003.

IMPORTANT

If you wish to tender shares of class B-1 common stock registered in your name, you must follow the instructions described in Section 1 carefully, including completing a Letter of Transmittal in accordance with the instructions and delivering it, along with any other required items, to Wachovia Bank, N.A., the Information Agent and the Depositary for the offer.

If you have questions, need assistance or require additional copies of this Offer to Purchase or the Letter of Transmittal, you should contact Wachovia at the address or telephone numbers set forth on the back cover of this Offer to Purchase.

We have not authorized any person or firm to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with this offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us or by Wachovia.

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SUMMARY TERM SHEET

QUESTIONS AND ANSWERS ABOUT OUR OFFER

We are providing this summary for your information. It highlights material information in this document, but it does not describe all of the details of our offer to the same extent described in the body of this document. We urge you to read carefully this entire Offer to Purchase and the related Letter of Transmittal, because they contain the full details of our offer. Where helpful, we have included section references parenthetically to direct you to a more complete discussion of the topics in this summary.

Q1.	Who is offering to buy my shares?

A.	Journal Communications, Inc., a Wisconsin corporation (formerly known as The Journal Company), is making an offer to purchase some of your shares.

Q2.	Can I sell shares in the tender offer? (Sections 1 and 2)

A.	Yes. The tender offer is available to all holders of our new class B-1 common stock, including all active employee shareholders, retirees, other former employee shareholders and their permitted transferees (trusts for the benefit of individual beneficiaries or corporations, associations or foundations organized for charitable, educational or religious purposes). The Grant family shareholders have agreed not to participate in the tender offer. Neither our new class A shares purchased in the initial public offering or in the public market after the initial public offering nor our new class C shares will be eligible for participation in the tender offer.

Q3.	What shares can I sell in the tender offer? (Section 1)

A.	What you tender must consist solely of your class B-1 shares (which constitute 50% of your class B shares). That means that you cannot tender class B-2 shares. You may select the shares you tender from any of the class B-1 shares you own. Your determination of which class B-1 shares, if any, to sell has important tax and other consequences. Please refer to “The Offer—Income Tax Considerations” in this Offer to Purchase. We urge you to consult your tax and financial advisers. If you decide to participate in the tender offer, you will want to take the tax basis of your shares into consideration prior to deciding which shares to tender.

If you choose to sell the shares pledged to your lender as collateral for a loan, then you must first contact your lender to arrange for a release of the shares. In such event, unless written instruction is given to the contrary by you and your lender, we will pay 80% of the purchase price for your shares in the tender offer directly to your lender and the remaining 20% directly to you for use towards satisfying tax liabilities.

Q4.	Do I have to sell shares in the tender offer?

A.	No. The decision whether to sell or retain your shares is up to you. You may decide, in consultation with your JESTA lender, that it is in your best interests to reduce significantly or eliminate the amount of your personal JESTA loan for a number of reasons. These reasons may include, but are not limited to: (1) the level of your debt may exceed your financial resources; (2) your personal risk tolerance; (3) the anticipated reduction in the annual dividends to be paid by Journal (Section 7); (4) the risk of higher interest rates; (5) the fact that your holdings will be subject to market price volatility; (6) the expected transition to individual credit-based lending by the JESTA lenders; (7) the expected reduction of the maximum loan-to-value ratio permitted by the JESTA lenders; (8) the initial restrictions on your ability to convert your class B shares; (9) the opportunity to diversify your portfolio; and (10) other circumstances unique to your personal situation.

Q5.	How many shares can I sell in the tender offer? (Section 1)

A.	You will be able to sell in the tender offer up to 33% and possibly up to 50% of your class B shares, all of which must consist of your class B-1 shares, without any fees or commissions. To the extent some shareholders tender less than 33% of their class B shares, then this shortfall will be allocated to the shareholders that have tendered more than the 33% amount on a pro rata basis. Each shareholder of record at the expiration of the offer is considered separately in determining shares eligible to tender.

Q6.	What happens if, before the expiration of the offer, I sell some of my shares in the “B market” under the articles of incorporation or transfer some of my shares to estate planning or charitable trusts in accordance with the articles of incorporation?

A.	In either case, the actual number of class B-1 shares you will be able to sell in the tender offer will be reduced. Remember, you will be able to sell in the tender offer up to 33% and possibly up to 50% of the class B shares you hold of record as of the expiration of the offer (all of which must consist of your class B-1 shares). Therefore, any sale or transfer before the expiration of the offer will reduce your aggregate holdings and, thereby, reduce the actual number of class B-1 shares that you can sell in the tender offer.

Q7.	What happens if I tender more than 50% of my class B shares? (Section 3)

A.	We are not accepting tenders for more than 50% of each holder’s class B shares. If you tender more than 50% of your class B shares, then you will be deemed to have tendered 50% of your class B shares (in other words, all of your class B-1 shares).

Q8.	If in the past I transferred JESTA units to a trust, can the trust participate in the tender offer?

A.	If, prior to the share exchange, you transferred JESTA units to a trust for the benefit of individual beneficiaries or corporations, associations or foundations organized for charitable, educational or religious purposes in accordance with JESTA, then the trust received class B shares in the share exchange and is entitled to participate in the tender offer to the same extent as all other class B shareholders.

Q9.	Can I designate a charity to receive the shares I am tendering or some or all of my proceeds from the tender?

A.	You will not be able to designate a portion of the shares you tender or a portion of the proceeds to go to a charity in the offer. The offer is an offer by us to purchase class B-1 shares from our shareholders. The shares we purchase in the offer will be retired—they will not remain outstanding or be capable of being transferred to another holder. It would, however, be possible for you during the period the offer is open to transfer some of your class B-1 shares to a charitable trust in accordance with the terms of our articles of incorporation. That way, you could decide what to do in the tender with respect to the shares you continue to hold and the trust could decide what to do in the tender regarding the shares it would then hold. You and the trust would each be able to sell in the tender offer 33% and possibly up to 50% of the class B shares you each hold. In order to do this you will need to complete the transfer in time for the trust to obtain a copy of this Offer to Purchase and the Letter of Transmittal and then submit its tender of shares.

Q10.	What is the tender offer price? (Section 1)

A.	The tender offer price is $15.00 per share, which is equal to the public offering price in our recently completed initial public offering. However, we reserve the right to change the terms of the tender offer prior to its completion, subject to SEC rules and regulations.

Q11.	If the price of the class A common stock on the NYSE is higher than the tender offer price, why should I tender?

A.	In addition to reducing significantly or eliminating the amount of your personal JESTA loan (see Question 4), you may decide to participate in the tender offer even though the market price of the class A common stock is higher than the tender offer price for the following reasons, among others: (1) you will not be able to convert your class B-1 shares into freely tradeable class A common stock before September 17, 2004, (2) the market price of the class A common stock will fluctuate and (3) you can sell shares in the tender offer without paying any fees or commissions.

Our permanent capital plan was designed using an initial public offering followed by a tender offer in order to, in effect, permit JESTA unitholders to sell shares in the public market. This “synthetic secondary” structure eliminated the need for you to bear the costs of a direct sale of shares in the public market or to publicly disclose your personal information.

Q12.	When and how will I be paid for my shares? (Section 4)

A.	We will pay the tender offer price, in cash, without interest, for the shares we accept for purchase as soon as practicable after the termination of our offer and the acceptance of the shares for payment. If you have received a release from your lender to sell shares pledged to your lender as collateral for a loan, then, unless written instruction is given to the contrary by you and your lender, we will pay 80% of the offer price for your shares in the tender offer directly to your lender and the remaining 20% directly to you for use towards satisfying tax liabilities. We will pay for shares accepted for purchase by depositing the aggregate offer price with Wachovia as promptly as practicable after the expiration date of our offer. Wachovia will transmit to you and/or your lender the payment for the shares accepted for purchase. We expect that the payment date will be approximately seven (7) to ten (10) business days after the expiration date of our offer.

Q13.	What are the United States federal income tax consequences if I tender my shares? (Section 13)

A.	A sale of your shares in the tender offer will be a taxable transaction for federal income tax purposes. The sale of shares will result in the recognition of a capital gain or loss if the sale qualifies as an “exchange” under the Internal Revenue Code, and will result in the recognition of a dividend if the sale does not qualify as an “exchange.” The maximum rate of federal income tax that would apply to either a capital gain or a dividend recognized on the sale of shares will generally be 15%. In the case of a capital gain transaction, the amount subject to tax will be the excess of the sales proceeds over your tax basis in the shares that are sold; whereas, in the case of a dividend transaction, the amount subject to tax will be the amount of the sales proceeds. The federal income tax consequences of a sale of shares pursuant to the tender offer are described more fully in Section 13 ( “Income Tax Consequences”) below. You are urged to consult your own tax and financial advisers to determine the particular tax consequences to you of the sale of shares in the tender offer.

Q14.	What is my “tax basis”? (Section 13)

A.	In general, your tax basis in the class B shares that you received in the share exchange equals the aggregate price you originally paid for the corresponding JESTA units.

Q15.	How long do I have to tender my shares? (Section 1)

A.	You may tender your shares until our offer expires. Currently, our offer is scheduled to expire at 5:00 P.M., New York City time, on November 3, 2003, unless we extend the offer. We may choose to extend our offer at any time. If we choose to do so, you will be able to tender shares until the day and time scheduled as the new expiration date. We cannot assure you, however, that we will extend the offer or, if we extend it, for how long.

Q16.	Can the offer be extended and under what circumstances? (Sections 1 and 14)

A.	Yes, we can extend our offer, from time to time, past the scheduled expiration date in our sole discretion. If we extend the offer, we will delay the acceptance of any shares that have been tendered. If we extend the offer, we will make a public announcement of the extension no later than 9:00 A.M., New York City time, on the first business day after the day on which the offer was previously scheduled to expire.

Q17.	How do I tender my shares? (Section 3)

A.	To tender your shares, you must deliver a properly completed and duly executed Letter of Transmittal to Wachovia at the address listed on the back cover of this document prior to 5:00 P.M., New York City time, on November 3, 2003, unless the offer is extended. If you have any questions, you should contact Wachovia for assistance. The contact information for Wachovia is set forth on the back cover of this document.

Q18.	Once I have tendered shares in the offer, may I withdraw my tendered shares? (Section 5)

A.	Yes. You may withdraw shares that you have already tendered at any time prior to 5:00 P.M., New York City time, on November 3, 2003, unless we extend the offer, in which case you can withdraw your shares until the expiration of the offer as extended. In addition, after our offer expires, if we have not accepted for purchase the shares you have tendered to us, you may withdraw your shares at any time after 12:00 midnight, New York City time, on December 2, 2003.

Q19.	How do I withdraw previously tendered shares? (Section 5)

A.	To withdraw your previously tendered shares, you must deliver a written or facsimile notice of your withdrawal to Wachovia at the address appearing on the back cover of this document while you still have the right to withdraw the shares. Your notice of withdrawal must specify your name and the number of shares to be withdrawn.

Q20.	Can Journal amend the terms of the offer? (Section 14)

A.	Yes. We reserve the right in our sole discretion to amend the tender offer in any respect.

Q21.	How can I find out if Journal amends the terms of the offer or extends the expiration date of the offer? (Section 14)

A.	We will announce any amendment to, or extension, termination or postponement of, the offer by making a public announcement promptly thereafter.

Q22.	What does the Journal board of directors think of the offer? (Section 2)

A.	Our board of directors has approved this offer. However, neither we, our board of directors nor Wachovia is making any recommendation as to whether you should tender or not tender your shares. You must make your own decision whether to tender your shares and, if so, how many shares to tender.

Q23.	If I decide not to tender, how will the offer affect my shares? (Section 9)

A.	Our purchase of shares in our offer will reduce the number of class B shares that are outstanding. Therefore, shareholders who choose not to tender shares will own a greater percentage interest in our outstanding common stock immediately following the closing of the offer.

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Q24.	Will Wachovia notify me if my Letter of Transmittal is not properly completed or executed?

A.	No. It is your responsibility to ensure that your Letter of Transmittal is properly completed, executed and timely delivered to Wachovia. You should read the Letter of Transmittal and instructions carefully prior to completing and sending the Letter of Transmittal.

Q25.	If I tender shares in the tender offer, will I still receive the special dividend on those shares?

A.	Yes. You will receive the special dividend of $0.20 per class B share for each share you owned immediately following the September 29, 2003 share exchange, regardless of whether you subsequently tender or otherwise sell those shares. As previously announced, $0.15 of the special dividend is being paid now and the remaining $0.05 will be paid in December 2003.

Q26.	Who can I talk to if I have questions about the offer?

A.	If you have questions or need assistance, you may call Wachovia, the contact information for whom is set forth on the back cover of this document, or you may call Bob Dye, our Vice President of Employee Investor Relations, at (414) 224-2725.

* * * * *

We urge you to consult with your JESTA lender, as well as your personal financial and tax advisers, prior to making your decision whether or not to participate in the tender offer.

INTRODUCTION

To the holders of our class B-1 common stock:

We invite our shareholders to tender shares of our class B-1 common stock for purchase by us. We are offering to purchase up to 22,674,401 shares, at a purchase price of $15.00 per share, net to the seller in cash, without interest.

Our offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal, which, as they may be amended or supplemented from time to time, together constitute this offer.

Each shareholder who has properly tendered shares will receive $15.00 per share in cash for each share purchased, upon the terms and subject to the conditions of the offer. We are offering to purchase a total of approximately 33% of the aggregate number of shares of class B common stock outstanding at the expiration of the offer (not including shares owned by the Grant family shareholders or shares owned by Old Journal (as defined in Section 7), our wholly owned subsidiary, who have agreed not to participate in this offer). You may tender up to 50% of the aggregate number of shares of class B common stock you hold of record as of the expiration of the offer (all of which shares must consist of class B-1 shares). If each class B shareholder elects to fully participate in the offer, we will accept no more than 33% of each class B shareholder’s total number of shares of class B common stock.

If you tender shares, you will not be obligated to pay fees, commissions or stock transfer taxes on our purchase of shares pursuant to the offer.

The offer is not conditioned upon any minimum number of shares being tendered. It is, however, subject to other conditions. See Section 6 .

YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. WE MAKE NO RECOMMENDATION AS TO WHETHER YOU SHOULD PARTICIPATE IN THE OFFER, AND NO SHAREHOLDER IS REQUIRED TO TENDER ANY SHARES.

Our board of directors has approved this offer. However, neither we nor our board of directors, or Wachovia, is making any recommendation whether you should tender or not tender your shares. In deciding whether to tender, you should consider:

•	the level of your debt compared to your financial resources;

•	your personal risk tolerance;

•	the anticipated reduction in the annual dividends to be paid by us;

•	the risk of higher interest rates;

•	the fact that your holdings will be subject to market price volatility;

•	the expected transition to individual credit-based lending by the JESTA lenders;

•	the expected reduction of the maximum loan-to-value ratio permitted by the JESTA lenders;

•	the initial restrictions on your ability to convert your class B shares;

•	the opportunity to diversify your portfolio; and

•	other circumstances unique to your personal situation.

We recommend that you discuss this decision with your JESTA lenders as well as your personal financial and tax advisers.

To the best of our knowledge, our chairman and chief executive officer, Steven J. Smith, and our president, Douglas G. Kiel, each presently intends to tender approximately 33% of their class B shares in the offer. To the best of our knowledge, each of our other executive officers also presently intends to participate in the tender offer to reduce their personal JESTA debt, except for one executive officer who only owns 600 shares and has no personal JESTA debt. On average, our other executive officers plan to tender approximately 32% of their class B shares, with those tendering indicating that they plan to tender from 10% to 50% of their class B shares. At these intended tender offer levels, it is expected that our executive officers will reduce their average loan-to-value ratio from approximately 41% to approximately 22%, assuming a value equal to the tender offer price.

As of September 30, 2003, we had 39,214,212 class B-1 shares and 42,528,212 class B-2 shares issued and outstanding. Of those class B shares, 4,656,000 are held by Matex Inc. and the beneficiaries of Abert Family Journal Stock Trust (whom we refer to collectively as the “Grant family shareholders”) and 8,676,705 are held by Old Journal, our wholly owned subsidiary, both of whom have agreed not to participate in the tender offer. The 22,674,401 shares that we are offering to purchase pursuant to the offer represents approximately 58% of our class B-1 shares outstanding on September 30, 2003, approximately 28% of our class B shares in the aggregate outstanding on September 30, 2003, and approximately 33% of our class B shares in the aggregate outstanding on September 30, 2003 excluding shares held by the Grant family shareholders and Old Journal. We will retire the shares of class B-1 common stock that we purchase pursuant to the offer.

The class B shares are not listed on any stock exchange or quoted on any organized over-the-counter market, and are subject to restrictions on their transfer. Class B shares can be transferred to eligible purchasers (including our employee benefit plans and active employees) only by following the procedures set forth in our articles of incorporation. After the expiration of the applicable public sale restriction periods (360 days after the pricing of our initial public offering for the class B-1 shares and 540 days after the pricing of our initial public offering for the class B-2 shares), the class B shares can be converted into class A shares on a one-for-one basis, subject to the holder first offering those class B shares for sale to eligible purchasers under our articles of incorporation. Our class A shares are listed on the New York Stock Exchange under the symbol “JRN.” On October 1, 2003, the reported closing price of the class A common stock on the NYSE was $16.74 per share. You should obtain a current market quotation for the class A common stock before tendering any shares in this offer.

On September 17, 2004, the public sale restriction period on your class B-1 shares lapses. On March 16, 2005, the public sale restriction period on your class B-2 shares lapses. After these dates, respectively, you will be able to convert your class B shares into class A shares, subject to first offering your class B shares for sale to eligible purchasers as required by our articles of incorporation. Upon conversion, the class A shares may be sold on the New York Stock Exchange, subject to applicable law.

THE OFFER

1.    Number of Shares; Expiration Date.

Upon the terms and subject to the conditions of the offer, we will accept for payment and purchase up to 22,674,401 class B-1 shares, or approximately 33% of our class B shares outstanding as of the expiration of the offer (not including shares owned by the Grant family shareholders or shares owned by Old Journal, our wholly owned subsidiary), at the offer price of $15.00 per share in cash, without interest. You may tender up to 50% of the aggregate number of class B shares you hold of record as of the expiration of the offer, all of which must consist of class B-1 shares. You cannot tender class B-2 shares. If each class B shareholder elects to fully participate in the offer, we will not purchase more than 33% of your aggregate number of class B shares. However, some of our class B shareholders may not participate in the offer or may choose to tender less than 33% of their class B shares. Depending on the number of our class B shareholders that do not participate or do not fully participate, we will accept more than 33%, but not more than 50%, of the class B shares of those class B shareholders that elect to tender in excess of 33% of their class B shares. See Section 4.

The term “expiration date” means 5:00 P.M, New York City time, on November 3, 2003, unless we extend the offer. If we extend the offer, the term “expiration date” will mean the date and time to which we extend it. We describe our right to extend the offer, and to delay, terminate or amend the offer, in Section 14.

Subject to applicable SEC regulations, we reserve the right to change the terms of the offer. If we increase the number of shares you may tender by more than 2% of the outstanding class B shares, decrease the number of shares you may tender or change the offer price, then we must keep the offer open until the expiration of at least ten business days after we first publish or give notice of the increase, decrease or change. “Business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. Other material amendments to the offer may require us to extend the offer for a minimum of five business days, and we will need to amend the Schedule TO filed with the SEC containing this Offer to Purchase for any material changes in the facts set forth in the Schedule TO.

All shares we purchase in the offer will be purchased at the offer price. All shares we do not purchase in the offer will remain held by the tendering shareholder. If any of the conditions set forth in Section 6 are not satisfied or waived, then we will not complete the offer. We will retire the shares of class B-1 common stock that we purchase pursuant to the offer.

As described in Section 13, the number of class B-1 shares we will purchase from you may affect the income tax consequences to you, and therefore may be relevant to your decision as to how many shares to tender or whether to tender shares.

This offer is not conditioned upon the tender of any minimum number of shares, but it is subject to certain other conditions. See Section 6.

We expressly reserve the right, in our sole discretion, at any time and from time to time, to extend the period of time during which the offer is open by giving oral or written notice of such extension to Wachovia and making a public announcement thereof. See Section 14.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares as of October 2, 2003. Trusts established in accordance with our articles of incorporation for estate planning or charitable purposes which receive valid gifts of class B shares during the tender offer period can receive a copy of this Offer to Purchase and related Letter of Transmittal by contacting Wachovia at the address listed on the back cover of this Offer to Purchase.

2.    Purpose of the Offer.

Purpose of the Offer.    The purpose of our tender offer is to allow our class B shareholders (our former JESTA unitholders) to obtain liquidity for a certain portion of their shares so that they can reduce their personal debt previously incurred to purchase JESTA units. We believe this debt reduction is critical to maintain our long-standing employee-ownership heritage and associated benefits. This is because, in order to provide sufficient capital to allow us to grow our businesses and increase shareholder value, we currently intend to reduce the historical levels of dividends paid on our shares, which dividends were previously used by our class B shareholders to support their interest payments on JESTA debt. The tender offer was contemplated and disclosed to our shareholders prior to our share exchange and as part of the initial public offering of our class A common stock in order to effect a “synthetic secondary” offering.

As we indicated in our initial public offering materials, we plan to use the proceeds received from our initial public offering, as well as up to $72.1 million in borrowings under our new debt facility, to purchase class B shares in the offer. We believe that using our public offering proceeds to fund the offer is an efficient way to allow our class B shareholders to sell a portion of their shares.

We are offering to purchase a total of 22,674,401 shares in the aggregate of our class B-1 common stock, which is approximately 33% of our total shares of class B common stock (and approximately 66% of our total class B-1 common stock) outstanding as of the commencement of the offer (not including shares owned by the Grant family shareholders or shares owned by Old Journal, our wholly owned subsidiary). If each of our class B shareholders tenders 33% of his or her class B shares in the offer, we will purchase a total of 22,674,401 class B-1 shares and pay an aggregate of $340,116,015 to purchase these shares. It has been our intent, as we indicated in our public filings in connection with our initial public offering, to provide an opportunity for all class B shareholders to sell a portion of their class B-1 shares (although the Grant family shareholders and Old Journal have agreed not to participate in the offer). Participation in the offer does not conflict with our tradition of long-term ownership of our company by our employees. We believe it is important for our employees to have a significant investment in our company so that they will be motivated to strive for our continued success and share in our potential rewards, but believe it is appropriate for employees to reduce significantly and, over time, eliminate their personal JESTA debt.

We currently have no plans, proposals or negotiations underway that relate to or would result in:

•	Any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	Any purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets which is material to us or any of our subsidiaries;

•	Any material change in our corporate structure or business;

•	Any class of our equity securities ceasing to be listed on the New York Stock Exchange;

•	Any class of our equity securities becoming eligible for termination of registration under the Exchange Act;

•	The suspension of our obligation to file reports under Section 13 of the Exchange Act;

•	The acquisition by any person of additional securities of ours or the disposition of our securities; or

•	Any changes in our articles of incorporation, bylaws or other governing instruments or other actions that could facilitate or impede the acquisition of control of us.

Notwithstanding the foregoing, we consider from time to time and may in the future consider opportunities to take such actions.

As disclosed in our initial public offering materials, we entered into an agreement with the Grant family shareholders pursuant to which the Grant family shareholders have the right to nominate one director to our board of directors (or, if our board of directors is comprised of more than 11 directors, then they have the right to nominate two directors), in either case to be included in our slate of nominees for director, beginning with the 2004 annual meeting of shareholders. Our board of directors currently consists of eight directors. We anticipate increasing the size of our board of directors to nine directors at the 2004 annual meeting of shareholders and including the Grant family nominee in our slate of directors for election at that meeting. We also anticipate adding additional outside directors as we identify suitable candidates. Otherwise, we do not have any plans, proposals or negotiations that would result in any material change in our present board of directors or management or any plans or proposals to change the number or the terms of directors (although we may fill vacancies arising on the board) or to change any material term of the employment contract of any executive officer.

In addition, in connection with our initial public offering, we entered into a new debt facility on September 5, 2003, which became effective on September 29, 2003. See Section 8 for a discussion of the new senior debt facility.

As disclosed in our initial public offering materials, our board of directors expects to continue to declare dividends on our common stock in the future, in its discretion and in light of all relevant factors, including earnings, general business conditions, working capital requirements and contractual restrictions. Pursuant to our articles of incorporation, each class of common stock has equal rights with respect to cash dividends, except that dividends on class C shares are cumulative and will not be less than $0.56 per year. Our board of directors currently anticipates it will initially declare annual dividends of $0.26 per class A and class B share and approximately $0.56 per class C share.

Our board of directors has approved this offer. However, neither we nor our board of directors, or Wachovia, is making any recommendation whether you should tender or not tender your shares.

3.    Procedures for Tendering Shares.

Valid Tender of Shares.    For shares to be validly tendered pursuant to the offer, you must, on or prior to the expiration date, deliver to Wachovia at the address set forth on the back cover of this Offer to Purchase a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof).

The method of delivery of the Letter of Transmittal is at your option and risk and the delivery will be deemed made only when actually received by Wachovia. If delivery is by mail, registered mail with return receipt requested is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

You may tender up to 50% of the class B shares you hold of record as of the expiration of the offer, all of which must be class B-1 shares. IF YOU ATTEMPT TO TENDER MORE THAN 50% OF THE CLASS B SHARES HELD BY YOU OF RECORD AS OF THE EXPIRATION OF THE OFFER, YOU WILL BE DEEMED TO HAVE TENDERED 50% OF YOUR CLASS B SHARES (IN OTHER WORDS, ALL OF YOUR CLASS B-1 SHARES) BASED ON THE ORDER OF PRIORITY INDICATED IN THE LETTER OF TRANSMITTAL. WE WILL NOT ACCEPT CLASS B-2 SHARES IN THE OFFER.

Payment for class B-1 shares tendered and accepted for payment pursuant to the offer will be made only after Wachovia timely receives your properly completed and executed Letter of Transmittal. The offer price for those shares will be paid by check denominated in U.S. dollars. If you tender shares that are pledged to any of the JESTA lenders, and you have received a release from your lender to sell those pledged shares, then, unless written instruction is given to the contrary by you and your lender, we will pay 80% of the offer price for your shares in the tender offer directly to your lender and the remaining 20% directly to you for use towards satisfying tax liabilities. We will not pay interest on the offer price of the shares, regardless of any extension of the offer or any delay in making such payment.

Tender Constitutes an Agreement; Your Representation and Warranty.    A tender of shares pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of the offer, as well as your representation and warranty to us that:

(i)    you have a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act; and

(ii)    the tender of your shares complies with Rule 14e-4.

Rule 14e-4 generally provides that, at the expiration of the offer, you own or have the unconditional right to acquire at least the number of class B shares that you tender in the offer. You should consult your legal adviser to determine whether your tender will comply with Rule 14e-4.

Our acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the tendering shareholder and us upon the terms and conditions of the offer.

Determination of Validity.    All questions as to the number of shares to be accepted and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tendered shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares determined by us not to be in proper form or if the acceptance for payment of, or payment for, such shares may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, in our sole discretion, to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of shares will be deemed to have been validly made until all defects and irregularities have been cured or waived by us. Neither we, any of our affiliates, Wachovia nor any other person or entity is under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Our interpretation of the terms and conditions of the offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Backup Withholding.    For a discussion of backup withholding considerations, please see Section 13.

4.    Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of the offer as so extended or amended), we will purchase, as promptly as practicable after the expiration date, by accepting for payment, and will pay for, up to 22,674,401 shares validly tendered at and not properly withdrawn before the expiration date. We will accept for payment up to 50% of each shareholder’s class B shares (which must consist entirely of class B-1 shares). We will not purchase more than 50% of the class B shares held by any shareholder (in other words, all of the class B-1 shares held by any shareholder). We will not purchase fractional shares in the offer.

Proration.    Upon the terms and subject to the conditions of the offer, we will purchase properly tendered shares in the following order of priority:

(i)    First:    We will purchase all shares properly tendered and not withdrawn from each tendering holder, up to 33% of such holder’s aggregate number of class B shares at the expiration of the offer.

(ii)    Second:    Following our purchase of up to 33% of each tendering holder’s aggregate number of class B shares, if we have not purchased a total of 22,674,401 shares, then we will have capacity to purchase “Excess Shares,” which terms refers to the number of shares tendered by a holder in excess of 33% (up to 50%) of his or her aggregate number of class B shares at the expiration of the offer (if a holder attempts to tender more than 50% of his or her class B shares, that holder will be deemed to have tendered 50% of his or her class B shares (in other words, all of his or her class B-1 shares)). If we have capacity to purchase Excess Shares, then we will purchase additional shares from shareholders that have tendered Excess Shares in an amount equal to the percentage of Excess Shares that we have the capacity to acquire multiplied by each holder’s Excess Shares. In other words, we will purchase Excess Shares from each shareholder according to the following formula:

[A/B] x C

where:

A= The aggregate number of Excess Shares we have the capacity to acquire

B= The aggregate number of Excess Shares tendered by all shareholders

C= The number of Excess Shares tendered by such shareholder.

As described in Section 13, the number of shares that we purchase from a shareholder may affect the income tax consequences to the shareholder and therefore may be relevant to your decision whether to tender shares. The Letter of Transmittal affords each tendering shareholder the opportunity to designate the order of priority in which such shareholder wishes the shares he or she tenders to be purchased.

For purposes of the offer, we will be deemed to have accepted for payment and purchased shares that are tendered and not withdrawn when we make a public announcement by press release of our acceptance of such shares for payment in the offer. We refer to the date and time of acceptance as the “acceptance date.”

We will pay for shares we accept in the offer by depositing the aggregate offer price for those shares with Wachovia. Wachovia, in turn, will distribute payments with respect to those shares. We will not accept shares tendered in the offer unless and until the conditions specified in Section 6 have been satisfied or waived.

If we are delayed in our acceptance for payment of, or payment for, shares or are unable to accept for payment or pay for shares pursuant to the offer for any reason, then, subject to applicable law, we may retain all tendered shares on our behalf, and the shares may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described in Section 5.

WE WILL NOT PAY INTEREST BY REASON OF ANY DELAY IN PAYING FOR ANY SHARES OR OTHERWISE. In addition, in some cases, we may not be obligated to purchase shares pursuant to the offer. See Section 6.

We will pay all stock transfer taxes, if any, payable on the transfer of Shares we purchase pursuant to the offer.

If, prior to the expiration date, we increase the consideration to be paid per share pursuant to this offer, we will pay such increased consideration for all such shares purchased pursuant to the offer, whether or not such shares were tendered prior to such increase in consideration.

5.    Withdrawal Rights.

You may withdraw tendered shares at any time before the expiration date. For a withdrawal to be effective, Wachovia must receive a written or facsimile notice of withdrawal at its address set forth on the back cover of this document (or the cover of the Letter of Transmittal) before the expiration date. Oral notices of withdrawal will not be accepted. Any notice of withdrawal must:

•	specify the name of the person who tendered the shares to be withdrawn,

•	specify the number of shares to be withdrawn, and

•	contain the signature of the person who tendered the shares to be withdrawn.

We will determine all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination will be final and binding. Neither we, Wachovia nor any other person will be obligated to give you any notice of any defects or irregularities in any notice of withdrawal, and neither we nor they will incur any liability for failure to give any such notice.

Any shares properly withdrawn will be deemed not tendered for purposes of the offer. You may re-tender withdrawn shares on or before the expiration date by again following the procedures described in Section 3. If we extend the offer, or if we are delayed in our purchase of shares or unable to purchase shares in the offer for any reason, then, subject to applicable law, we may retain all tendered shares on our behalf, and the shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 5. If we have not accepted tendered shares for payment as provided in this offer to purchase by 12:00 midnight, New York City time, on December 2, 2003, you may withdraw your tendered shares.

6.    Conditions of the Offer.

Notwithstanding any other provision of our offer, we will not be required to accept for payment, or, subject to any applicable rules and regulations of the SEC, purchase and accordingly pay for any shares tendered, and may terminate or amend our offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, if at any time on or after October 3, 2003, and prior to the time of acceptance for payment for any shares, any of the following events occur or are determined by us to have occurred, that, in our reasonable judgment in any such case and regardless of the circumstances giving rise to the event, including any action or omission to act by us, makes it inadvisable to proceed with our offer or with acceptance for payment or payment for the shares in our offer:

(i)    there shall have been threatened, instituted or pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any court, authority, agency or tribunal, which directly or indirectly:

(a)    challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of our offer, the acquisition of shares under our offer, or is otherwise related in any manner to, or otherwise affects, our offer; or

(b)    could, in our reasonable judgment, materially affect the business, condition (financial or other), income, operations or prospects of us and our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business and our subsidiaries, taken as a whole, or materially impair our offer’s contemplated benefits to us;

(ii)    there shall have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to our offer or us or any of our subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in our reasonable judgment, would or might directly or indirectly result in any of the consequences referred to in clause (a) or (b) of paragraph (i) above;

(iii)    there shall have occurred:

(a)    the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, in any event which, in our reasonable judgment, might affect the extension of credit by lending institutions in the United States;

(b)    any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

(c)    the commencement or escalation of a war, armed hostilities, acts of terrorism or any other national or international crisis directly or indirectly involving the United States;

(d)    any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might materially affect, the extension of credit by banks or other lending institutions in the United States;

(e)    any significant decrease in the market price of our shares or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of us and our subsidiaries, taken as a whole, or on the trading in our shares; or

(f)    in the case of any of the foregoing existing at the time of the announcement of our offer, a material acceleration or worsening thereof;

(iv)    any decline in the Dow Jones Industrial Average or the Standard & Poor’s Index of 500 Industrial Companies by a material amount (including, without limitation, an amount in excess of 10%) measured from the close of business on October 2, 2003;

(v)    there shall have occurred any event or events that has resulted, or may in our reasonable judgment result, directly or indirectly, in an actual or threatened change in our ownership or prospects and our subsidiaries;

and, in our reasonable judgment, such event or events make it undesirable or inadvisable to proceed with the Offer to Purchase or with such acceptance for payment;

(vi)    a tender or exchange offer with respect to some or all of our outstanding shares, other than our offer, or a merger or acquisition proposal for us or by us, is proposed, announced or made by another person or is publicly disclosed, or we learn that any person or “group,” within the meaning of Section 13(d)(3) of the Exchange Act, has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the SEC with respect to our common stock on or before October 2, 2003), or any new group is formed that beneficially owns more than 5% of our outstanding shares;

(vii)    any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before the expiration date shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of our outstanding shares;

(viii)    any person or group files a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or makes a public announcement reflecting an intent to acquire us or any of our shares or any of their respective assets or securities other than in connection with a transaction authorized by our board of directors; or

(ix)    we determine that the completion of our offer and the purchase of the shares may cause our class A common stock to be delisted from the New York Stock Exchange or to be subject to deregistration under the Exchange Act.

These conditions are for our sole benefit and may be asserted by us, and may be waived by us, in whole or in part, at any time and from time to time in our discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted by us at any time prior to the expiration date. Any determination or judgment by us concerning the events described above will be final and binding on all parties.

7.    Price Range of Shares; Dividends.

Prior to our initial public offering, we were a wholly owned subsidiary of our former parent company, which was then named Journal Communications, Inc. (now our wholly owned subsidiary, renamed The Journal Company, which we refer to as “Old Journal”). The Journal Employees’ Stock Trust (which we refer to as “JESTA”) was an employee stock trust created by Harry J. Grant, chairman of Old Journal from 1935 to his death in 1963, to offer employees the opportunity to beneficially own equity interests in Old Journal common stock. Prior to our initial public offering, JESTA owned 90% of the common stock of Old Journal. Participants owned units representing beneficial interests in JESTA, with each unit representing beneficial interest in one share of Old Journal common stock. A unit was different than a share of common stock. Units could not be traded on the open market. In general, a unit could only be sold to another employee, the Grant family shareholders or to Old Journal. All units were subject to mandatory offers to sell following retirement or other termination of employment and to restrictions on their resale. Additionally, when a unitholder offered to sell units (either as a result of termination or otherwise), certain persons had the option to purchase the units at an option price in accordance with procedures and time periods prescribed in JESTA. All purchases and sales of units were transacted at the option price set forth in JESTA.

Immediately prior to our initial public offering, we effected a share exchange with Old Journal pursuant to which Old Journal became our wholly owned subsidiary. In connection with the share exchange, each outstanding share of Old Journal common stock was automatically exchanged for three shares of our class B common stock (divided as equally as possible between class B-1 shares and class B-2 shares), and JESTA terminated, distributing its class B shares to its former unitholders.

The following table sets forth the option price per unit for the periods indicated, as determined by the JESTA formula, on an actual basis and giving effect to the three-for-one share exchange ratio in the share exchange:

Year	Quarter	Ending Option Price	Ending Option Price After Giving Effect to the Three-for-One Share Exchange Ratio
2003	2nd	$38.97	$12.99
2003	1st	38.70	12.90
2002	4th	38.45	12.82
2002	3rd	37.81	12.60
2002	2nd	37.47	12.49
2002	1st	36.75	12.25
2001	4th	38.14	12.71
2001	3rd	37.68	12.56
2001	2nd	36.56	12.19
2001	1st	35.03	11.68

The following table sets forth the per share cash dividends declared and paid on Old Journal common stock for the periods indicated on an actual basis and as adjusted to give effect to the three-for-one share exchange ratio in the share exchange:

	1998	1999	2000	2001	2002	First Quarter 2003	Second Quarter 2003
Actual dividends per share	$1.10	$1.14	$1.35	$1.35	$1.20	$0.30	$0.30
As adjusted dividends per share to give effect to the three-for-one share exchange ratio	$0.367	$0.38	$0.45	$0.45	$0.40	$0.10	$0.10

Old Journal’s board of directors’ policy had been to declare dividends each quarter. Our board of directors expects to continue to declare dividends on our common stock. The declaration of future dividends is subject to the discretion of our board of directors in light of all relevant factors, including earnings, general business conditions, working capital requirements and contractual restrictions. Pursuant to our articles of incorporation, each class of common stock has equal rights with respect to cash dividends, except that dividends on class C shares are cumulative and will not be less than $0.56 per year. Our board of directors currently anticipates it will initially declare annual dividends of $0.26 per class A and class B share and approximately $0.56 per class C share.

In addition, we declared a special dividend of $0.20 on each class B share outstanding immediately following the share exchange, $0.15 of which will be paid immediately following consummation of the share exchange and the remaining $0.05 of which will be paid in December 2003. Our board of directors determined the special dividend amount without computational reference to a formula or otherwise.

The terms of our new debt facility provide that we cannot make distributions or dividends (other than distributions or dividends payable solely in stock) if an event of default under our new debt facility then exists or would result therefrom.

Our class B common stock is not listed on any stock exchange or quoted on any organized over-the-counter market, and shares of our class B common stock are subject to restrictions on their transfer. Class B shares can be transferred only by following the procedures set forth in our articles of incorporation to eligible purchasers, including our employee benefit plans and active employees. After the expiration of the applicable public sale restriction periods (September 17, 2004 for shares of our class B-1 common stock and March 16, 2005 for shares of our class B-2 common stock), the class B shares can be converted into class A shares on a one-for-one basis, subject to the holder first offering those class B shares for sale to eligible purchasers under our articles of incorporation. Since September 24, 2003, our class A common stock has been listed on the New York Stock Exchange.

On October 1, 2003, the reported closing price of the class A common stock on the NYSE was $16.74 per share. You should obtain a current market quotation for our class A common stock, which could be the same as or higher or lower than the tender offer price, prior to tendering any shares in this offer.

8.    Source and Amount of Funds.

We are offering to purchase up to 22,674,401 shares of class B-1 common stock, which is approximately 33% of the aggregate number of shares of our class B common stock outstanding as of the expiration of the offer (not including shares owned by the Grant family shareholders or shares owned by Old Journal, our wholly owned subsidiary). If each of our shareholders tenders 33% of his or her shares of class B common stock in the offer, we will purchase 22,674,401 shares and pay a total of $340,116,015 to purchase these shares. However, some of our class B shareholders may not participate in the offer or may choose to tender less than 33% of their shares of class B common stock. Depending on the number of our class B shareholders that do not participate or do not fully participate, we will accept more than 33%, but not more than 50%, of the shares of class B common stock of those class B shareholders that elect to tender in excess of 33% of their shares of class B common stock.

We will fund the offer by using the net proceeds from the sale of class A common stock by us in our initial public offering, which were $268.0, plus up to an additional $72.1 million in funds from our new debt facility.

On September 5, 2003, but effective as of September 29, 2003, we and certain of our subsidiaries (as guarantors) entered into a new five-year credit agreement with U.S. Bank, N.A., as Lead Arranger and Administrative Agent, and certain other lending institutions. The credit agreement provides us with an unsecured revolving facility of up to $350 million and expires on September 4, 2008.

The interest rate on borrowings under the facility will be either the “Base Rate,” which equals the higher of the prime rate set by U.S. Bank, N.A. or the Federal Funds Rate plus one percent per annum, or at the London Interbank Offered Rate (“LIBOR”) plus a margin that ranges from 87.5 basis points to 150 basis points, depending on our leverage. Interest on Base Rate advances will be computed on the basis of actual number of days elapsed in a 365 or 366-day year. Interest on LIBOR advances will be computed on the basis of actual number of days elapsed in a 360-day year.

The credit agreement includes certain financial covenants, including the following:

Fixed Charge Coverage Ratio.    There shall be maintained as of the end of each fiscal quarter, as determined for the four fiscal quarter period preceding the date of determination, a ratio of consolidated earnings before interest and taxes (defined as “Consolidated EBIT”) to the sum of (i) consolidated interest expense, (ii) principal amortization of funded debt, excluding capital leases under $1 million and (iii) dividends of not less than 1.75:1.00.

Consolidated Funded Debt Ratio.    There shall be maintained as of the end of each fiscal quarter, as determined for the four fiscal quarter period preceding the date of determination, a ratio of funded debt, excluding capital leases under $1 million, to consolidated earnings before interest, taxes, depreciation and amortization of not greater than 3.0:1.0.

Consolidated Tangible Net Worth.    Consolidated tangible net worth shall not be less, as of the end of any fiscal quarter, than $200 million.

Consolidated Rent Expense.    Maximum consolidated rent and operating lease expense of not more than $40 million, as measured for each fiscal year.

Capital Expenditures.    Capital expenditures shall not exceed $75 million during any fiscal year (excluding acquisitions).

9.     Certain Effects of the Offer.

We will retire shares we acquire in the offer. We may reissue those shares without further shareholder action, except as required by applicable law, for purposes such as the acquisition of other businesses, the raising of additional capital for use in our business and the distribution of stock dividends and awards under our incentive compensation and employee benefit plans. We have no current plans to use any shares we purchase in the offer for any other purpose.

From time to time, we may acquire shares, in addition to those we purchase in the offer, in privately negotiated transactions, through tender offers, mergers or otherwise, in amounts, at prices and at times as we may determine. We may purchase additional shares of class B-1 and class B-2 common stock in private transactions after the expiration date. Any future purchases would depend on many factors, including the market price of our class A common stock, our business and financial position, alternative investment opportunities available to us and general economic and market conditions. Any such purchases may be on the same terms as, or on terms more or less favorable than, those of the offer.

Our purchase of shares in our offer will reduce the number of class B shares that are outstanding from the time of the commencement of this offer. Therefore, shareholders who choose not to tender shares will own a greater percentage interest in our outstanding common stock following the offer.

Rule 13e-4 under the Exchange Act generally prohibits us and our affiliates from purchasing any shares of class B common stock, other than in the offer, until at least ten business days after the expiration date. Rule 14e-5 under the Exchange Act generally prohibits us and our affiliates from directly or indirectly purchasing any shares of class B common stock, other than in the offer, until the expiration date.

On September 29, 2003, pursuant to the shareholders agreement described in Section 11, the Grant family shareholders exchanged an aggregate of 3,588,000 shares of class B common stock with us for an aggregate of 3,264,000 shares of our class C common stock in reliance upon the exception provided in Rule 14e-5(b)(7) under the Exchange Act, which permits a company to purchase shares outside of a tender offer if such purchase is made pursuant to a pre-existing contractual obligation.

The class B common stock is registered under the Exchange Act, which requires that we furnish certain information to our shareholders and to the SEC and comply with the SEC’s proxy rules in connection with meetings of our shareholders. Our purchase of shares in the offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

10.     Certain Information About Us

General.    We are a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. We publish the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and more than 90 community newspapers and shoppers in eight states. We own and operate 36 radio stations and six television stations in 11 states. Through our telecommunications subsidiary, Norlight Telecommunications, Inc., we own and operate a regional fiber optic network and provide integrated data communications solutions for small and mid-size businesses in seven states. We also provide a wide range of commercial printing services including publications, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment.

In 2002, our total operating revenue was $801.4 million, 57.9% of which was generated from our publishing and broadcasting operations, 18.6% from telecommunications and 23.5% from printing services and other operations.

Our principal executive offices are located at 333 West State Street, Milwaukee, Wisconsin 53203, and our telephone number is (414) 224-2616.

The Share Exchange and Public Offering.    Prior to the initial public offering of our class A common stock, which we completed on September 29, 2003, we were a wholly owned subsidiary of Old Journal. Also on September 29, 2003, immediately prior to the closing of our initial public offering, we effected a share exchange with Old Journal pursuant to which Old Journal became our wholly owned subsidiary. In connection with the share exchange, each outstanding share of Old Journal common stock was automatically exchanged for three shares of our class B common stock (divided as equally as possible between class B-1 shares and class B-2 shares), and JESTA terminated, distributing its class B shares to its former unitholders.

Each share of class B-1 and B-2 common stock is identical except for restriction periods on when they can be converted into class A common stock and sold to the public. Under these public sale restriction periods, class B-l shares may not be converted into class A common stock and sold to the public until September 17, 2004 and class B-2 shares may not be converted into class A common stock and sold to the public until March 16, 2005, subject to certain exceptions contained in the articles of incorporation. Notwithstanding the foregoing, class B shares can be offered for sale at any time to eligible purchasers under our articles of incorporation pursuant to certain “option events”. Those “option events” include:

•	a written offer to sell a specified number of shares or a written request to convert a specified number of shares into a corresponding number of shares of class A common stock, in either case in the form specified in the articles of incorporation;

•	a foreclosure sale or similar transfer of pledged shares; and

•	with respect to all shares of class B common stock owned by Matex Inc., a change in control of Matex Inc.

Only the following persons are eligible to purchase shares of class B common stock that become subject to “option events”:

•	our employee benefit plans;

•	our active employees;

•	Matex Inc.; and

•	us.

Immediately after effectiveness of the share exchange and immediately before the termination of JESTA and the closing of the initial public offering, the Grant family shareholders exchanged approximately 41.5% of the class B shares they received in the share exchange, as well as their rights under JESTA and their covenants under the shareholders agreement described in Section 11, for 3,264,000 shares of class C common stock.

Pursuant to our articles of incorporation, holders of class B common stock also will be prohibited from buying a put option, selling a call option, short selling or entering into any other hedging or insurance transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the class B shares during the applicable public sale restriction periods.

Following the expiration of the applicable public sale restriction period, in order to be converted into class A shares, class B shares must first be offered for sale to active employees and other eligible purchasers under our articles of incorporation, and if the sale does not occur within three business days, such class B shares will, at the holder’s option, either remain class B shares or be converted into class A shares, which are freely tradeable in the public market subject to applicable laws.

Where You Can Find More Information.    We are subject to the information filing requirements of the Exchange Act, and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements we distribute to our shareholders and file with the SEC. We also have filed an Issuer Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the offer. These reports, statements and other information are available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary fees, from the SEC’s principal office at 450 Fifth Street, NW, Washington, D.C. 20549. The SEC also maintains a web site on the internet at http://www.sec.gov that contains reports, proxy statements and other information relating to registrants that file electronically via the SEC’s EDGAR System, including the Schedule TO and documents incorporated by reference. You may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330.

11.     Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.

Agreement with the Grant Family Shareholders.    Pursuant to the terms and conditions of the shareholders agreement, dated May 12, 2003, among us, Old Journal and the Grant family shareholders, the Grant family shareholders agreed to vote all of their shares of Old Journal common stock in favor of all components of our recent recapitalization, including the share exchange and the amendment and termination of JESTA; in favor of our 2003 equity incentive plan and our 2003 employee stock purchase plan; and against any non-approved transaction or any action or agreement that would delay, prevent or nullify the recapitalization or the shareholders agreement. The Grant family shareholders also granted Old Journal an irrevocable proxy to vote the Grant family shareholders’ shares with respect to the foregoing matters.

In addition to approving the share exchange, the Grant family shareholders agreed that, following the share exchange but before the termination of JESTA and our initial public offering, they would engage in a voluntary share exchange with us, pursuant to which approximately 41.5% of the class B shares they receive in the share exchange, together with their rights under JESTA and their covenants under the shareholders agreement, were exchanged for 3,264,000 shares of class C common stock.

Pursuant to the shareholders agreement, the Grant family shareholders agreed not to tender any of their shares of class B common stock in the tender offer. The Grant family shareholders also agreed not to transfer any of their shares during the three years following our initial public offering, except as otherwise provided for in the agreement or pursuant to a board-approved business combination transaction or under Rule 144 of the Securities Act of 1933. In addition, the Grant family shareholders agreed that they will not exercise their rights under our articles of incorporation to purchase any available shares of class B common stock if, after the proposed purchase, the Grant family shareholders would own more than 17% of the class B common stock then outstanding.

The shareholders agreement gives us the right to redeem approximately 17% of the Grant family shareholders’ class B shares, at 105% of the average closing price of the class A shares, during the period beginning 540 days after and ending 720 days after the initial public offering. In addition, each year after consummation of the recapitalization, we may redeem, at 105% of the average closing price of the class A shares, class B shares then owned by the Grant family shareholders if the Grant family shareholders own more than 17% of the class B shares then outstanding. In either case, the Grant family shareholders may, before the redemption occurs, convert their class B shares subject to the redemption into class A shares without complying with the class B offer procedures set forth in our articles of incorporation.

The shareholders agreement provides the Grant family shareholders with certain rights to register with the SEC some or all of their shares for resale to the public. Beginning 720 days after the initial public offering, the Grant family shareholders have the right to “demand” the registration of their shares, for resale, subject to the limitations described below. The Grant family shareholders also have the right to participate in certain of our proposed stock offerings to the public, subject to certain conditions. Notwithstanding these rights, we will not be obligated to effect any Grant family shareholder “demand” to register shares within 180 days after (1) the effective date of a registration in which the Grant family shareholders were notified of their rights to participate in an offering of ours or (2) any other registration of theirs. In addition, we may postpone for up to 180 days the filing or the effectiveness of any such Grant family shareholders’ “demand” registration statement if our board of directors determines that effecting such registration would have certain negative consequences.

The shareholders agreement also provides that, beginning with the first annual meeting of the shareholders following the initial public offering, the Grant family shareholders will have the right to nominate one director to the board of directors (or, if the board of directors is comprised of more than 11 directors, the Grant family shareholders will have the right to nominate two directors). This right terminates when the Grant family shareholders hold less than 5% of the outstanding shares of our common stock. The Grant family shareholders’ nominee will be subject to applicable professional and governance standards. In connection therewith, the Grant family shareholders agreed to take all actions necessary to elect all of our recommended nominees for director.

In consideration of the agreements and covenants of the Grant family shareholders under the shareholders agreement, Old Journal agreed to reimburse the Grant family shareholders up to $50,000 for their legal and financial fees incurred on or after April 1, 2003 in connection with the recapitalization.

Lock-up Agreements.    In connection with our initial public offering of class A common stock, we entered into agreements with the underwriters of our initial public offering which provide that, without the consent of such underwriters, prior to January 21, 2004, we will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or file any registration statement with the Securities and Exchange Commission relating to the offering of, any shares of our class A common stock or any securities convertible into or exercisable or exchangeable for class A common stock, or enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of the class A common stock, other than certain permitted transfers and issuances (including this offer).

Share Ownership.    The following table sets forth certain information regarding beneficial ownership of our class B common stock as of September 30, 2003, by each of our executive officers and directors and by Old Journal, our wholly owned subsidiary.

Name of Beneficial Owner	Shares	%
The Journal Company (1)	8,676,705	10.6
Steven J. Smith	564,180	*
Douglas G. Kiel	293,994	*
Paul M. Bonaiuto	204,768	*
Anne M. Bauer	69,300	*
James J. Ditter	123,600	*
Robert M. Dye	355,380	*
David J. Drury (2)	—	—
James L. Forbes (2)	—	—
Carl D. Gardner	178,500	*
Richard J. Gasper	142,992	*
Cynthia L. Gault	29,700	*
Daniel L. Harmsen	106,590	*
Mark J. Keefe	123,390	*
Kenneth L. Kozminski	86,925	*
Paul E. Kritzer	310,020	*
Mary Hill Leahy	18,948	*

Name of Beneficial Owner	Shares	%
Scott H. McElhaney	600	*
Roger D. Peirce (2)	—	—
James P. Prather	95,340	*
David D. Reszel	194,490	*
Keith K. Spore	222,000	*
Mary Ellen Stanek (2)	—	—
Mary Alice Tierney	126,414	*
Karen O. Trickle	70,593	*

*	Less than 1%

(1)	The address for this shareholder is 333 West State Street, Milwaukee, Wisconsin 53203.
(2)	Upon consummation of the share exchange, JESTA terminated and distributed the class B shares it received in the share exchange pro rata to its unitholders. The indicated individuals do not own class B shares because they were not eligible to own, and did not own, JESTA units prior to the share exchange.

On September 29, 2003, immediately prior to the completion of our initial public offering, we effected a share exchange with Old Journal pursuant to which Old Journal became our wholly owned subsidiary. In connection with the share exchange, each outstanding share of Old Journal common stock was automatically exchanged for three shares of our class B common stock (divided as equally as possible between class B-1 shares and class B-2 shares), and JESTA terminated, distributing its class B shares to its former unitholders. Each of the executive officers listed above formerly owned units in JESTA and received three class B shares for each unit he or she owned upon the termination of JESTA. In addition, Old Journal held JESTA units in treasury prior to the completion of the initial public offering and also received class B shares for its units upon the termination of JESTA.

In addition, on September 29, 2003, pursuant to the shareholders agreement with the Grant family shareholders, the Grant family shareholders exchanged an aggregate of 3,588,000 shares of class B common stock with us for an aggregate of 3,264,000 shares of our class C common stock in reliance upon the exception provided in Rule 14e-5(b)(7) under the Exchange Act, which permits a company to purchase shares outside of a tender offer if such purchase is made pursuant to a pre-existing contractual obligation.

To the best of our knowledge, our chairman and chief executive officer, Steven J. Smith, and our president, Douglas G. Kiel, each presently intends to tender approximately 33% of their class B shares in the offer. To the best of our knowledge, each of our other executive officers also presently intends to participate in the tender offer to reduce their personal JESTA debt, except for one executive officer who only owns 600 shares and has no personal JESTA debt. On average, our other executive officers plan to tender approximately 32% of their class B shares, with those tendering indicating that they plan to tender from 10% to 50% of their class B shares. At these intended tender offer levels, it is expected that our executive officers will reduce their average loan-to-value ratio from approximately 41% to approximately 22%, assuming a value equal to the tender offer price.

12.    Certain Legal Matters; Regulatory Approvals.

Except as described in this Offer to Purchase, we are not aware of any license or regulatory permit that appears material to our business that might be materially and adversely affected by our acquisition of shares as contemplated by our offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of shares by us as contemplated by our offer. Should any approval or other action be required, we currently intend to seek that approval or other action. We cannot predict whether we will be required to delay the acceptance for payment of or payment for shares tendered under our offer until the outcome of that process, if necessary, is known. We cannot assure you that any approval or other action, if needed, could be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition.

Our obligation under our offer to accept for payment and pay for shares is subject to conditions. See Section 6.

13.    Income Tax Consequences.

The following summary of the material U.S. federal income tax considerations for holders of our class B common stock who participate in the tender offer is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations, and existing rulings of the Internal Revenue Service (the “IRS”) and judicial decisions, all of which are subject to change. Any such change could apply retroactively and could adversely affect the consequences described below. We have not sought and will not seek a ruling from the IRS with respect to the tender offer.

As used in this summary, a “U.S. Person” is (a) an individual who is a citizen of the United States or who is resident in the United States for U.S. federal income tax purposes, (b) a corporation or a partnership that is organized under the laws of the United States or any state thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust (i) that is subject to the supervision of a court within the United States and is subject to the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person. As used in this summary, a “U.S. Holder” is a U.S. Person who owns shares of our class B common stock, and a “Non-U.S. Holder” is any person who owns shares of our class B common stock and who is not a U.S. Person.

This summary does not discuss all U.S. federal income tax considerations that may be relevant to holders in light of their particular circumstances or that may be relevant to certain holders who may be subject to special treatment under U.S. federal income tax law (for example, persons who elect to treat dividends on, or gains from a disposition of, shares as investment income for purposes of the limitation on the investment interest deduction, tax-exempt organizations, persons who hold shares as part of a straddle, hedging, constructive sale, or conversion transaction, persons who acquire shares through exercise of employee stock options or otherwise as compensation for services, and U.S. Persons whose functional currency is not the U.S. dollar). Furthermore, this summary does not address any aspects of state, local, or foreign taxation. This summary does not discuss the U.S. federal income tax considerations relevant to Non-U.S. Holders. This summary is limited to those U.S. Holders who hold class B shares as “capital assets” within the meaning of Section 1221 of the Code.

THIS SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX AND FINANCIAL ADVISERS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Treatment of Holders

Capital Gain or Loss Treatment.    If a sale of your shares pursuant to the tender offer qualifies as an “exchange” under Section 302(b) of the Code (see “Qualification of Sale as an ‘exchange’ under Section 302(b)” below), you will recognize a capital gain or loss measured by the difference between the amount received and your tax basis in the shares sold. Any capital gain or loss recognized by you will be long-term capital gain or loss if the shares have been held for more than one year at the time of disposition. For this purpose, the holding period includes the holding period of the JESTA units with respect to which your class B shares were received as a result of the share exchange and termination of JESTA. Any long-term capital gain recognized upon a disposition of shares by an individual will be subject to U.S. federal income tax at a maximum rate of 15%. Certain limitations apply to the deductibility of capital losses for U.S. federal income tax purposes.

Dividend Treatment.    If your sale of shares pursuant to the tender offer does not qualify as an “exchange” under Section 302(b) of the Code, then the cash received from the sale will be treated as a dividend, provided that (as we anticipate will be the case) we have sufficient accumulated or current earnings and profits. Any such dividend income received by you will be treated as ordinary income for U.S. federal income tax purposes, and the entire amount of the gross proceeds received on the sale (and not merely the excess of the gross proceeds over your tax basis in the shares sold) will be subject to tax. Any such dividend income received by an individual will be subject to U.S. federal income tax at a maximum rate of 15%, provided that certain holding period requirements are met. For this purpose, the holding period includes the holding period of the JESTA units with respect to which your class B shares were received as a result of the share exchange and termination of JESTA. If your sale of shares pursuant to the tender offer does not qualify as an “exchange” under Section 302(b) of the Code, your adjusted tax basis in the shares sold pursuant to the tender offer will be added to your adjusted tax basis in your remaining shares. Proposed Treasury regulations would amend these stock basis rules for transactions that take place after the date on which these regulations are promulgated in final form. It is uncertain when or if these proposed regulations will be promulgated in final form.

Backup Withholding and Information Reporting.    Upon a sale of your shares pursuant to the tender offer, the proceeds will be subject to information reporting unless you are an exempt recipient (such as a corporation). The proceeds will be subject to backup withholding (at a rate of 28%), unless you provide to us a certification, under penalties of perjury, of your taxpayer identification number, or you otherwise establish an exemption. The requisite certification is included in the Letter of Transmittal. Amounts withheld from you under the backup withholding rules are generally allowable as a credit against your federal income tax liability (if any), and may entitle you to a refund, provided that the required information is furnished to the IRS.

Qualification of Sale as an “exchange” under Section 302(b)

A sale of your shares of class B common stock pursuant to the tender offer will qualify as an “exchange” under Section 302(b) of the Code if the sale is not “essentially equivalent to a dividend” with respect to you. The determination of whether a sale of shares pursuant to the tender offer qualifies as an “exchange” under Section 302(b) of the Code is made separately for each shareholder.

Constructive Ownership.    For the purpose of determining whether a sale of shares qualifies as an “exchange” under Section 302(b) of the Code, you must take into account not only the shares that you actually own but also any shares of stock that you are deemed to own constructively under the attribution rules of Section 318 of the Code. For example, under these attribution rules, you are deemed to own constructively any shares held by your spouse, parents, children, and grandchildren, and you are deemed to own constructively any shares held by certain entities (such as corporations, partnerships, estates, and trusts) in which you have an interest.

Not Essentially Equivalent to a Dividend.    A sale of your shares of class B common stock pursuant to the tender offer will qualify as an “exchange” under Section 302(b) of the Code if your sale meets the “not essentially equivalent to a dividend” test. This test is met if, under all the facts and circumstances, there is a “meaningful reduction” in your interest in us after the completion of the tender offer, as compared with your interest immediately before the share exchange. The IRS has issued rulings in situations involving redemptions of stock owned by minority shareholders of publicly-traded corporations (each such minority shareholder owned, directly or constructively, less than 1% of the value and voting power of the stock of the corporation, and did not exercise meaningful control over the affairs of the corporation). In these rulings, a redemption was treated as meeting the “not essentially equivalent to a dividend” test if the redemption resulted in any reduction in both the voting power and the economic interest held by such a minority shareholder in the corporation. If you tender at least 33% of the class B shares that you own, directly or constructively, you should experience a reduction in both the voting power and the economic interest that you hold in us.

Effect of Prorations and Other Transfers of Shares.    You should be aware that your ability to satisfy any of the foregoing tests may be affected by proration pursuant to the tender offer. You should also be aware that if you, or any person whose holdings are attributed to you under the constructive ownership rules, makes an acquisition or disposition of our class A shares or class B shares in a transaction (other than the share exchange) that is contemporaneous with the tender offer, this acquisition or disposition might be taken into account in determining whether there is a “meaningful reduction” in your interest in us.

State Income Taxes

A sale of shares pursuant to the tender offer generally should be treated as a capital gain or loss transaction (as opposed to a dividend transaction) for state income tax purposes if the sale is treated as a capital gain or loss transaction for federal income tax purposes. As state income tax laws vary in every state, you should consult with your own tax and financial advisers with respect to the tax laws in your applicable state.

The income tax discussion set forth above is included for general information only. You are urged to consult your own tax and financial advisers to determine the particular tax consequences to you (including the applicability and effect of the constructive ownership rule and foreign, state and local tax laws and possible tax law changes) of the sale of shares.

14.    Extension of Offer; Termination; Amendment.

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be reasonably determined by us to have occurred, to extend the period of time during which the offer is open and thereby delay acceptance for payment of and payment for any shares by giving oral or written notice of such extension to Wachovia and making a public announcement thereof. We also expressly reserve the right, in our sole discretion, to terminate the offer and not accept for payment or pay for any shares not previously accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of the termination or postponement to Wachovia and making a public announcement thereof. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires us to pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be reasonably determined by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer or by decreasing or increasing the number of shares being sought in the offer. Amendments to the offer may be made at any time and from time to time by publicly announcing them. In the case of an extension, the announcement must be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to shareholders in a manner reasonably designated to inform shareholders of the change. Without limiting the manner in which we may choose to make public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release to Business Wire.

If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by the Exchange Act. The Exchange Act requires that if (i) we increase or decrease the tender offer price, increase the number of shares being sought in the offer by more that 2% of the outstanding class B shares, decrease the number of shares being sought in the offer, or increase or decrease the soliciting fees and (ii) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that the notice of an increase or decrease is first published, sent or given in the manner specified in this Section 14, the offer will be extended until the expiration of the period of ten business days.

For purposes of our offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

15.    Miscellaneous.

We are not aware of any jurisdiction where the making of the offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the offer or the acceptance of shares pursuant thereto, we will make a good faith effort to comply with such state statute or seek to have such statute declared inapplicable to the offer. If, after such good faith effort, we cannot comply with any such state statute, the offer will not be made to (and tenders will not be accepted from or on behalf of) the shareholders in such state. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of the offerors by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

No person or firm has been authorized to give any information or make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We filed with the SEC the Schedule TO, together with exhibits, pursuant to Sections 13(e) and 14(d)(1) of the Exchange Act and Rules 14d-3 promulgated thereunder, furnishing certain additional information with respect to the offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 10.

JOURNAL COMMUNICATIONS, INC.

October 3, 2003

The Letter of Transmittal and any other required documents should be sent or delivered by each shareholder to Wachovia at one of its addresses set forth below.

The Information Agent and Depositary for the offer is:

WACHOVIA BANK, N.A.

By Mail: Wachovia Bank, N.A. Processing Center for the Journal Communications Inc. Tender Offer 161 Bay State Drive P.O. Box 859208 Braintree, MA 02185-9208	By Facsimile Transmission: (781) 380-3388 Confirm Receipt of Facsimile by Telephone: (781) 843-1833 extension 200	By Hand and Overnight Delivery: Wachovia Bank, N.A. Processing Center for the Journal Communications Inc. Tender Offer 161 Bay State Drive Braintree, MA 02185-9208

For additional information, please call Wachovia Bank, N.A. at (888) 396-0853.

Any questions or requests for assistance or additional copies of the Offer to Purchase or the Letter of Transmittal may be directed to Wachovia at the telephone numbers and locations listed below.

October 3, 2003